April 1, 2025

Stephen R. Stone
President and CEO
CoastalSouth Bancshares, Inc.
400 Galleria Parkway, Suite 1900
Atlanta, GA 30339

       Re: CoastalSouth Bancshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 5, 2025
           CIK No. 0001297107
Dear Stephen R. Stone:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Form S-1
Cover Page

1. Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on the NYSE.
       In addition, clarify when you expect to apply to list on the NYSE.
2. We note that on the cover page and elsewhere throughout the registration statement, you state that you and the selling shareholders will be offering shares of your common stock. We further note your disclosure on page 49 that you have both "voting" and
       "non-voting" common stock. Please revise your disclosure on the cover page and elsewhere as appropriate to clarify which type of common stock is being offered.
 April 1, 2025
Page 2
Our Three Growth Strategies, page 3

3. Please discuss whether you have future plans for branch growth. If you have plans, indicate which area you expect to focus on and whether it would be through de novo branching or otherwise.
Our Competitive Advantage - Our Six Non-Financial Value Drivers, page 5

4. The disclosure in the summary should be a balanced presentation of your business.
       Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business. For example, and without limitation, please balance your discussion with a discussion of the added risks of commercial real estate lending, that the majority of the comparable banks you list on page 16 have more total assets than you and targeting small to medium-sized businesses as loan clients. Prospectus Summary
Diversification, page 8

5. Please revise your disclosure here and elsewhere as appropriate to disclose the overall percentage of your gross loan portfolio that is secured by commercial real estate.
Our Community bank, page 9

6. Please indicate here and in the section beginning at the bottom of page 79, which market area each of your branches are located.
Cautionary Note Regarding Forward-Looking Statements, page 46

7. We note your statement that "[y]ou should not rely on any forward-looking statements, which represent [y]our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events." Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any any implication that investors are not entitled to rely on information in your registration statement.
Management's Discussion and Analysis
Total Assets, page 59

8. We note your disclosure on page 59 that "the increasing trend in total assets was primarily attributable to an increase in gross LHFI..." Please reconcile this disclosure with your disclosure on page 60 that says "Gross LHFI remained relatively flat at approximately $1.4 billion as of December 31, 2024 and 2023" or revise as necessary.
Liquidity, page 70

9. We note your disclosure that you monitor your liquidity position on a continual basis.
       Please revise your filing to identify the group responsible for monitoring your liquidity position and discuss in more detail any liquidity policy guidelines and metrics you use to manage your liquidity, such as coverage ratios or specific thresholds, as applicable, and whether you complied with your internal guidelines with respect to these metrics for each of the periods presented.
 April 1, 2025
Page 3

Contractual Obligations, page 72

10. We note the contractual obligations table on page 72 does not include other borrowings from the table on page F-31. Please revise your total contractual obligation table to include other borrowings or tell us why you believe other borrowings should not be included in that table.
Principal and Selling Shareholders, page 106

11. Please revise your disclosure here to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K.
Item 16 - Exhibits and Financial Statement Schedules, page II-3

12. We note your references to employment agreements with your named executive officers on pages 100 to 101. Please file these agreement as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.
       Please contact Lory Empie at 202-551-3714 or William Schroeder at 202-551-3294 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-
3491 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Mark Kanaly